DANIEL M. MILLER
Partner
(604) 630-5199
FAX (604) 687-8504
miller.dan@dorsey .com

February 17, 2026

VIA EDGAR

Shane Callaghan

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Aptose Biosciences Inc.

Schedule 13E-3/A filed February 9, 2026

File No. 005-49893

Preliminary Proxy Statement Amendment No. 2 filed February 9, 2026

File No. 001-32001

Dear Mr. Callaghan:

Thank you for your letter dated February 11, 2026, addressed to William G. Rice, Chairman, President and Chief Executive Officer of Aptose Biosciences Inc. (the “Company”), setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Schedule 13E-3/A filed with the Securities and Exchange Commission (the “Commission”) on February 9, 2026 (the “Schedule 13E-3”) and the Preliminary Proxy Statement Amendment No. 2 filed with the Commission on February 9, 2026 (the “Amended Preliminary Proxy Statement” and, together with the Schedule 13E-3, the “Filings”).

We appreciate the effort that went into the Staff’s comments. We have considered the Staff’s comments on the Filings carefully and our responses to the Staff’s comments are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in bold face text. Our responses follow each comment. In addition, we are concurrently filing amendments of the Filings to incorporate our responses to the Staff’s comments.

Schedule 13E-3/A and Revised Preliminary Proxy Statement on Schedule 14A, each filed February 9, 2026

Recommendation of the Board and Transaction Committee and Reasons for the Arrangement, page 43

1. We reissue in part prior comment 9 in our letter dated January 30, 2026. We note the following revised disclosure on page 43 of the Proxy Statement: “The Transaction Committee did not consider the Corporation’s . . . liquidation value to be material to determining a fair price to be paid to Shareholders (other than Parent and its affiliates) in determining the fairness of the Arrangement to unaffiliated shareholders . . .” (emphasis added). Please reconcile this revised disclosure with the following statement made on page 45 of the Proxy Statement: “[A]lternative proposals from potential counterparties did not . . . provide a viable alternative to insolvency which the Corporation faces without the Arrangement” (emphasis added).

Response: In response to the Staff’s comment, while the Company does not consider the liquidation value of the Company material in determining a fair price to be paid to Shareholders (other than Parent and its affiliates) in determining the fairness of the Arrangement to unaffiliated shareholders given the Company has more liabilities than assets, resulting in a shareholder’s deficit, the Company has updated the disclosure on pages 43 and 45 of the Amended Proxy Statement to describe the Transaction Committee’s consideration, whose analysis is expressly adopted as their own by the Company’s Board of Directors, Hanmi Science, Parent and Purchaser, of potential liquidation value.

Formal Valuation and Fairness Opinion of Locust Walk Securities, LLC, page 48

2.

We reissue in part prior comment 15 in our letter dated January 30, 2026. At the beginning of the new subsection entitled “Management Forecast,” beginning on page 53 of the Proxy Statement, we note the list of the types of assumptions that management made in preparing the Management Forecast. Please revise to quantify such assumptions where practicable. See pages 10-11 of Appendix F to the Proxy Statement.

Response: In response to the Staff’s comment, the Company has updated the disclosure in the section titled “Formal Valuation and Fairness Opinion of Locust Walk Securities, LLC” on pages 53 and 54 of the Amended Preliminary Proxy Statement to quantify the assumptions of the Management Forecast to the extent practicable.

Cautionary Note Regarding Forward-Looking Statements, page 12

3.

We reissue in part prior comment 20 in our letter dated January 30, 2026. Please disclose the effect of the Rule 13e-3 transaction on the affiliated filers’ interest in the net earnings of the Corporation in both dollar amounts and percentages. See Item 7 of Schedule 13E-3 and Instruction 3 to Item 1013 of Regulation M-A.

Response: In response to the Staff’s comment, the Company has updated the disclosure in the section titled “Important Information Regarding the Corporation – Book Value and Net Loss Per Share” on pages 94 and 95 of the Amended Preliminary Proxy Statement to include the affiliated filers’ interest in the net earnings of the Company.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (604) 630-5199. You also may email me at miller.dan@dorsey.com.

Yours truly,

/s/ Daniel M. Miller Daniel M. Miller

cc:	William G. Rice

Fletcher Payne

Aptose Biosciences Inc.

David S. Bakst

Mayer Brown LLP